UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 5)


                          Litton Industries, Inc.
           -----------------------------------------------------
                              (Name of Issuer)


                                Common Stock
           -----------------------------------------------------
                       (Title of Class of Securities)


                                538021 10 6
           -----------------------------------------------------
                               (CUSIP Number)


                               Eric J. Draut
                               Unitrin, Inc.
                           One East Wacker Drive
                             Chicago, IL 60601
                               (312) 661-4520

           -----------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              January 23, 2001
           -----------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

                       (Continued on following pages)

                             Page 1 of 9 Pages


                                SCHEDULE 13D

  CUSIP No. 538021 10 6                                  Page 2 of  9 Pages
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Unitrin, Inc.
     95-4255452

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a) [   ]
                                                                  (b) [   ]
-----------------------------------------------------------------------------

3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     N/A

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
     to Items 2(d) or 2(e) [   ]

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6.   Citizenship or Place of Organization
     Delaware

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        Number of         7.   Sole Voting Power
         Shares                1,827,893
      Beneficially        ---------------------------------------------------
        Owned by          8.   Shared Voting Power
          Each                 10,829,871
        Reporting         ---------------------------------------------------
         Person           9.   Sole Dispositive Power
          With                 1,827,893
                          ---------------------------------------------------
                          10.  Shared Dispositive Power
                               10,829,871

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     12,657,764 (owned directly in part and indirectly through
     subsidiaries as noted on pages 3-5)
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)        [   ]

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13.  Percent of Class Represented by Amount in Row (11)
     27.8%

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14.  Type of Reporting Person (See Instructions)
     HC, CO



    CUSIP No. 538021 10 6                                 Page 3 of  9 Pages
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Trinity Universal Insurance Company
     75-0620550

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a) [   ]
                                                                 (b) [   ]
-----------------------------------------------------------------------------

3.   SEC Use Only

-----------------------------------------------------------------------------

4.   Source of Funds (See Instructions)
     WC, AF

-----------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e) [   ]

-----------------------------------------------------------------------------

6.   Citizenship or Place of Organization
     Texas

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        Number of         7.   Sole Voting Power
         Shares                0
      Beneficially        ---------------------------------------------------
        Owned by          8.   Shared Voting Power
          Each                 5,052,686
        Reporting         ---------------------------------------------------
         Person           9.   Sole Dispositive Power
          With                       0
                          ---------------------------------------------------
                          10.  Shared Dispositive Power
                               5,052,686

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     5,052,686
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)        [   ]

-----------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)
     11.1%

-----------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)
     IC, CO



    CUSIP No. 538021 10 6                             Page 4 of  9 Pages
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     United Insurance Company of America
     36-1896670

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) [   ]
                                                               (b) [   ]
-----------------------------------------------------------------------------

3.   SEC Use Only

-----------------------------------------------------------------------------

4.   Source of Funds (See Instructions)
     WC, AF

-----------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e) [   ]

-----------------------------------------------------------------------------

6.   Citizenship or Place of Organization
     Illinois

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        Number of         7.   Sole Voting Power
         Shares                0
      Beneficially        ---------------------------------------------------
        Owned by          8.   Shared Voting Power
          Each                  5,450,988
        Reporting         ---------------------------------------------------
         Person           9.   Sole Dispositive Power
          With                        0
                          ---------------------------------------------------
                         10.   Shared Dispositive Power
                                5,450,988

-----------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     5,450,988
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)        [   ]

-----------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)
     12.0%

-----------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)
     IC, CO



    CUSIP No. 538021 10 6                               Page 5 of  9 Pages
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Union National Life Insurance Company
     72-0340280

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                              (a) [   ]
                                                              (b) [   ]
-----------------------------------------------------------------------------

3.   SEC Use Only

-----------------------------------------------------------------------------

4.   Source of Funds (See Instructions)
     WC, AF

-----------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e) [   ]

-----------------------------------------------------------------------------

6.   Citizenship or Place of Organization
     Louisiana

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        Number of         7.   Sole Voting Power
         Shares                0
      Beneficially        ---------------------------------------------------
        Owned by          8.   Shared Voting Power
          Each                      326,197
        Reporting         ---------------------------------------------------
         Person           9.   Sole Dispositive Power
          With                         0
                          ---------------------------------------------------
                         10.   Shared Dispositive Power
                                    326,197

-----------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     326,197
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)        [   ]

-----------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)
     0.7%

-----------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)
     IC, CO




Amendment No. 5 to Schedule 13D                         Page 6 of  9 Pages

     This Amendment No. 5 amends and supplements the Schedule 13D originally filed by Unitrin, Inc., Trinity Universal Insurance Company and United Insurance Company of America, dated April 6, 1990, as amended by Amendment No. 1 thereto, dated August 20, 1993, Amendment No. 2 thereto, dated October 5, 1995, Amendment No. 3 thereto, dated December 29, 2000, which Amendment No. 3 added Union National Life Insurance Company ("Union National") as a filing person, and Amendment No. 4 thereto, dated January 16, 2001. Terms used herein and not otherwise defined have the meanings given such terms in the original Schedule 13D, dated April 6, 1990.

Item 1.  Security and Issuer

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $1.00 per share (the "Common Stock"), of Litton Industries, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 21240 Burbank Boulevard, Woodland Hills, California 91367-6675.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information:

     On January 5, 2001, Northrop Grumman Corporation ("Northrop") commenced a cash tender offer to purchase all of the outstanding shares of Common Stock at $80 per share and all of the outstanding shares of the Series B $2 Cumulative Preferred Stock (the "Preferred Stock") of the Issuer at $35 per share pursuant to its merger agreement, dated December 22, 2000, with the Issuer. The merger agreement contemplated a merger to acquire any shares of Common Stock not tendered (the "Original Transaction").

     Northrop and the Issuer, pursuant to the terms of an amended merger agreement, dated as of January 23, 2001, agreed to amend the terms of the Original Transaction to provide that, in connection with the acquisition of the Issuer, Northrop will merge with NNG, Inc., a wholly owned subsidiary of Northrop ("New Northrop"), the result of which will be that New Northrop will become a holding company and the sole stockholder of Northrop and New Northrop will be renamed "Northrop Grumman Corporation." In addition, the terms of the Original Transaction were amended to provide holders of the Common Stock with the opportunity to elect to receive from among the following forms of consideration in an exchange offer for each share of Common Stock: (i) shares of common stock of New Northrop ("Northrop Common"); (ii) shares of Series B Convertible Preferred Stock of New Northrop ("Northrop Preferred"); or (iii) cash. The Northrop Common and Northrop Preferred will be issued on a basis that is intended to be tax-free. The number of shares of Northrop Preferred and Northrop Common available in the exchange offer is limited and, if holders of Common Stock elect to receive more shares of Northrop Preferred or Northrop Common than are available, there will be proration. Any shares of Common Stock not tendered into the exchange offer will be acquired for cash in a merger of the Issuer with a wholly-owned subsidiary of New Northrop. The terms of the Original Transaction with respect to the purchase of the Preferred Stock remain unchanged by the amended merger agreement. The Original Transaction as modified by the amended merger agreement is referred to herein as the "Transaction." Additional information concerning the Transaction is contained in a press release, dated January 24, 2001, issued by Unitrin (the "Press Release"), a copy of which is filed as Exhibit 99.2 hereto. The foregoing description of the Transaction is qualified in its entirety by reference to the Press Release.

     In connection with the Transaction, Unitrin has entered into a Stockholder's Agreement, dated as of January 23, 2001, (the "Stockholder's Agreement") by and among Unitrin, Northrop, and New Northrop. Pursuant to the Stockholder's Agreement, Unitrin has agreed (i) to tender, and to cause Trinity, United and Union National (the "Unitrin Subsidiaries") to tender, all shares of Common Stock owned by Unitrin and the Unitrin Subsidiaries into the exchange offer, (ii) to vote, and to cause the Unitrin Subsidiaries to vote, all shares of the Common Stock held by Unitrin and the Unitrin Subsidiaries at any meeting of shareholders of the Issuer in favor of the Transaction or any actions proposed to be taken in contemplation of Transaction and against any action the effect of which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the Transaction; (iii) to elect to receive, and to cause the Unitrin Subsidiaries to elect to receive, Northrop Preferred in the exchange offer (each a "Preferred Election") with respect to at least 3,000,000 shares of

                                                          Page 7 of 9 Pages

Common Stock in the aggregate; (iv) to elect to receive, and to cause the Unitrin Subsidiaries to elect to receive, Northrop Common in the exchange offer (each a "Common Election") with the remainder of any shares of Common Stock held by Unitrin and the Unitrin Subsidiaries as to which a Preferred Election is not made or as to which Northrop Preferred is not received due to the proration provisions of the Transaction; and (v) with respect to any Common Election, to specify that such election is made for the "Alternative A" proration option that will result in the receipt of Northrop Common only to the extent that other Common Elections specifying the "Alternative B" proration option receive all the shares of Northrop Common elected to be received by them.

     Unitrin has also agreed, and agreed to cause the Unitrin Subsidiaries
(A) not to take any actions inconsistent with the obligations listed above, and (B) subject to certain limitations, not to solicit or encourage, or enter into any agreement concerning, any alternatives to the Transaction. Finally, pursuant to the terms of the Stockholder's Agreement or the form of irrevocable proxy attached thereto, Unitrin and the Unitrin Subsidiaries granted an irrevocable proxy and power of attorney in favor of Northrop and New Northrop with respect to all shares of Common Stock held by Unitrin and the Unitrin Subsidiaries, but only with respect to the matters and only to be exercised in the manner discussed above with respect to the voting obligations of Unitrin and the Unitrin Subsidiaries.

     In addition, New Northrop, Northrop and Unitrin have entered into a Registration Rights Agreement dated as of January 23, 2001 (the
"Registration Rights Agreement") giving Unitrin certain "demand" and "piggyback" registration rights with respect to Northrop Common and Northrop Preferred.

     Apart from the foregoing, the filing persons currently have no plan or proposal which relates to or would result in the occurrence of any of the transactions and events specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following information:

     The descriptions of the Stockholder's Agreement and the Registration Rights Agreement appearing in Item 4 of this Amendment No. 5 are hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit          Description
-------          -----------

2.1 Stockholder's Agreement, dated as of January 23, 2001, by and among Unitrin, Inc., Northrop Grumman Corporation, and NNG Inc., a direct wholly-owned subsidiary of Northrop Grumman Corporation, and irrevocable proxies related thereto.

2.2 Registration Rights Agreement, dated as of January 23, 2001, by and among Unitrin, Inc., Northrop Grumman Corporation, and NNG Inc., a direct wholly-owned subsidiary of Northrop Grumman Corporation.

99.2             Press Release issued by Unitrin, Inc. on January 24, 2001.



Signature                                                 Page 8 of  9 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:   January 24, 2001            UNITRIN, INC.


                                    By: /s/ Eric J. Draut
                                       ---------------------------------
                                            Eric J. Draut
                                            Senior Vice President, Chief
                                            Financial Officer and Treasurer




                                                          Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit          Description
-------          -----------

2.1 Stockholder's Agreement, dated as of January 23, 2001, by and among Unitrin, Inc., Northrop Grumman Corporation, and NNG Inc., a direct wholly-owned subsidiary of Northrop Grumman Corporation, and irrevocable proxies related thereto.

2.2 Registration Rights Agreement, dated as of January 23, 2001, by and among Unitrin, Inc., Northrop Grumman Corporation, and NNG Inc., a direct wholly-owned subsidiary of Northrop Grumman Corporation.

99.2             Press Release issued by Unitrin, Inc. on January 24, 2001.